

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2020

David F. Morris
Executive Vice President and Chief Financial Officer
Aegion Corporation
17988 Edison Avenue
Chesterfield, Missouri 63005-1195

Re: Aegion Corporation
Form 10-K filed March 2, 2020
File No. 001-35328

Dear Mr. Morris:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction